

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Susan K. Cullen
Senior Executive Vice President, Treasurer and Chief Financial Officer
Flushing Financial Corporation
220 RXR Plaza
Uniondale, New York 11556

> **Re: Flushing Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33013**

Dear Susan K. Cullen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance